

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 26, 2009

Mr. Charles Seven
President and Chief Executive Officer
TransWorld Benefits International, Inc.
4675 MacArthur Court, Suite 550
Newport Beach, California 92660

> **Re: TransWorld Benefits International, Inc.**
> **Item 4.01 8-K Filed December 31, 2008**
> **File No. 0-32673**

Dear Mr. Seven:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief